August 25, 2025

Justin Kenna
Chief Executive Officer
GameSquare Holdings, Inc.
6775 Cowboys Way, Ste. 1335
Frisco, Texas 75034

       Re: GameSquare Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 4, 2025
           File No. 001-39389
Dear Justin Kenna:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   JR Lanis